TSAKOS ENERGY NAVIGATION LIMITED

367 SYNGROU AVENUE

175 64 P. FALIRO

ATHENS, GREECE

July 10, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz Division of Corporation Finance

Re:	Tsakos Energy Navigation Limited
Registration Statement on Form F-3 (Registration No. 333-159218)

Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tsakos Energy Navigation Limited, on behalf of itself and its subsidiary co-registrants (the “Registrants”), hereby requests acceleration of the effective date of the Registration Statement on Form F-3 (Registration No. 333-159218) so that the Registration Statement becomes effective at 11:00 a.m., Eastern Time, on July 14, 2009, or as soon as practicable thereafter.

The Registrants acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Paul Durham
Name:	Paul Durham
Title:	Chief Financial Officer